CompanyOxford Glycosciences PLC
                  TIDM OGS
                  Headline Merger Update
                  Released 15:46 11 Apr 2003
                  Number 9571J






Oxford GlycoSciences Plc

11 April 2003

Not for release, publication or distribution in, into or from Australia, Canada or Japan

OXFORD GLYCOSCIENCES PLC ("OGS" or the "Company")

OGS BOARD RECOMMENDS CELLTECH OFFER

Further to its announcement earlier today, the OGS Board* is now clarifying its position regarding the offer by Celltech Group plc
("Celltech").

On 14 March 2003, the OGS Board stated that it was committed to exploring all potential options to maximise value for OGS shareholders. Since then, the Company has approached a significant number of parties, including large and small biotechnology and pharmaceutical companies, as well as private equity investors, with a view to them making an offer for OGS. Despite conducting detailed discussions with a number of interested parties, the OGS Board does not now expect any of these parties to progress their interest. In light of the significant fall in the Cambridge Antibody Technology Group plc ("CAT") share price, from 540 pence per share on 22 January 2003 (the day prior to announcement of the proposed merger with OGS) to 349.5 pence on 10 April 2003, CAT is not in a position to improve its original merger terms.

The OGS Board has also reviewed a potential break-up of the OGS business, concluding that it would not be possible to provide, with certainty, a higher value to shareholders than the current Celltech offer within a similar timeframe.

While the OGS Board continues to believe that the offer by Celltech does not reflect fully the intrinsic value of the business and cash of OGS, in the absence of any other options for realising value for shareholders in the near term, the OGS Board, which has been so advised by Goldman Sachs International, recommends that shareholders accept the offer by Celltech. In providing its financial advice, Goldman Sachs International has taken into account the OGS Board's commercial assessments.

Commenting, David Ebsworth PhD, CEO of OGS said: "Over the past number of months, we have been extremely committed to maximising value for our shareholders and have spoken to a wide variety of potentially interested parties. Due to the unfortunate decline of the CAT share price, the absence of any other credible bidders and the sale of significant blocks of shares to Celltech, we feel that the only alternative is for shareholders to accept the current offer by Celltech. This is the realistic option and we will endeavour to work with Celltech in the interests of our shareholders and employees. "

-Ends-


For further information please contact:
Oxford GlycoSciences Plc
+44 (0) 1235 208 000
David Ebsworth, Ph.D., Chief Executive Officer

Goldman Sachs International
+44 (0) 20 7774 1000
Michael Hill
Basil Geoghegan

Phil Raper (Corporate Broking)
Financial Dynamics
UK Media and Investors
+44 (0) 20 7831 3113
Tim Spratt

Melanie Toyne-Sewell

US Media and Investors
+1 212 850 5626
Leslie Wolf-Creutzfeldt

Deborah Ardern Jones

Goldman Sachs International is acting for OGS and for no-one else in connection with this announcement and will not be responsible to any other person for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the offer from Celltech, the merger with CAT or the contents of this announcement.
The directors of OGS accept responsibility for the information containedin this announcement. To the best of the knowledge and belief of the directors of OGS (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.*

*Dr Donald Drakeman, a director of OGS, is also the Chief Executive Officer of Medarex Inc, a competitor of CAT, and therefore did not participate in decisions of the OGS Board relating to the merger with CAT. Given this conflict, he has also not participated and does not propose to participate in discussions relating to any competing offer for OGS. Accordingly, Dr Drakeman has abstained from OGS Board discussions of, and advice to OGS shareholders relating to, the offer from Celltech and is not taking responsibility for the views or advice of the Board on the merger with CAT or the offer from Celltech.

Shareholders can obtain a free copy of this and any other documents filed with the Securities and Exchange Commission at the SEC's website (www.sec.gov).

This announcement does not constitute an offer to sell or invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction.
The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

END